

Mail Stop 3720

December 16, 2009

Carl E. Worboys
President
Pegasus Tel, Inc.
118 Chatham Road
Syracuse, NY 13203

> **Re: Pegasus Tel, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 11, 2009**
> **File No. 333-162516**

Dear Mr. Worboys:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 6

1. We note your response to comment four from our letter dated November 19, 2009 and your statement that 14,609,580 shares of your common stock are held by non-affiliates. We also note your disclosure on page 24 that Joseph C. Passalaqua (the brother of your Chief Financial Officer) and his wife, Mary Passalaqua, collectively own 7,501,285 shares of your common stock. Please tell us why you did not deduct the shares owned by Joseph C. and Mary Passalaqua from your calculation of the number of shares owned by non-affiliates. Alternatively, please revise your disclosure to remove these shares from the total amount of shares held by non-affiliates.

Selling Stockholders, page 17

2. The disclosure preceding the selling stockholder table is unclear as to the company's intentions with respect to the registration of Carl E. Worboy's and

Joseph F. Passalaqua's shares for resale. Please clarify.

* * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 530-9008
Virginia K. Sourlis, Esq.
The Sourlis Law Firm